

16013062

SEC Mail Processing Section

FEB 29 2016

Washington DC 416

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-69267~~

8- 66620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moreton Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 S 200 E, Suite 300
(No. and Street)

Salt Lake City	UT	84111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

50 West Broadway, STE #600	Salt Lake City	Utah	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moreton Capital Markets, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



BETTE CROSHAW
Notary Public State of Utah
My Commission Expires on:
May 1, 2016
Comm. Number 654381

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORETON CAPITAL MARKETS, LLC

FORM X-17A-5 WITH REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2015

MORETON CAPITAL MARKETS, LLC

TABLE OF CONTENTS



Haynie & Company

Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the Firm
Moreton Capital Markets, LLC
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of Moreton Capital Markets, LLC (the Company) as of December 31, 2015, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moreton Capital Markets, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Moreton Capital Markets, LLC's financial statements. The Supplemental Information is the responsibility of Moreton Capital Markets, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its

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form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



Haynie & Company
Salt Lake City, Utah
February 26, 2016

MORETON CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Current assets:	
Cash	$ 453,595
Commissions receivable	36
Deposits & prepaid expenses	2,502
Total current assets	456,133
Restricted Cash Deposit	49,969
Total long term assets	49,969
Total Assets	$ 506,102

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 1,484
Total current liabilities	1,484
Members' equity	504,618
Total Liabilities and Members' Equity	$ 506,102

The accompanying notes are an integral
part of the financial statements.

MORETON CAPITAL MARKETS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	
Commissions and fees	$ 33,742
Interest income	9
Reimbursed salaries and benefits	34,705
Total revenues	68,456
Expenses:	
Salaries and benefit expense	54,573
Office rent and administrative services	9,793
Professional fees	17,348
Insurance	3,689
Regulatory fees	10,955
Education and training	503
Service charges	1,047
Miscellaneous	7,891
Total expenses	105,799
Net Loss	$ (37,343)

The accompanying notes are an integral part of the financial statements.

MORETON BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from/(to) operating activities:	
Net Loss	$ (37,343)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in assets:	
Commissions receivable	96
Deposits and prepaid expenses	669
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(1,117)
Net cash used in operating activities	(37,695)
Cash flows from(to) investing activities:	
Increase (decrease) in restricted cash:	(49,969)
Net cash provided by investing activities	(49,969)
Cash flows from/(to) financing activities:	
Member contributions	5,000
Net cash provided by financing activities	5,000
Net decrease in cash	(82,664)
Cash, beginning of year	536,259
Cash, end of year	$ 453,595

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Income taxes	$ --
Interest	$ --

The accompanying notes are an integral part of the financial statements.

MORETON CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Members' equity, December 31, 2014	$ 536,961
Member contributions	5,000
Net income (loss)	(37,343)
Members' equity, December 31, 2015	$ 504,618

The accompanying notes are an integral
part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

a. Business

Moreton Capital Markets, LLC (a Utah Limited Liability Company) was formed in 2004 under the laws of the state of Utah. The Company is governed by the Operating Agreement of Moreton Capital Markets, LLC dated July 19, 2004. The Operating Agreement provides that the Company is to terminate on December 31, 2054 unless terminated earlier in accordance with the terms of the Operating Agreement.

According to the terms of the Operating Agreement, after the initial contributions are made, members have no further obligation to contribute additional amounts of capital to the Company, unless otherwise approved by the members. In addition, the liability of the members of the Company is limited to the members' equity.

The Company began operations as a securities broker dealer in January, 2005. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business is principally limited to sharing commissions with two other FINRA member firms for the referral of customers for mutual funds and variable annuity insurance products. In December of 2015 the Company was approved to be a trading broker dealer. The Company operates in the state of Utah and has securities transactions with customers within Utah and numerous other states where the Company is registered.

b. Revenue Recognition

Commission revenue is recorded in the accounts on a trade date basis, which is the day the transaction is executed. Fees are recorded when earned and transactions have been fully consummated.

c. Customer Security Transactions

The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

d. Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid cash investments with an original maturity of three months or less to be cash equivalents. During 2015, the Company entered into an agreement with RBC Correspondent Services as a clearing firm for future trading activity. The agreement requires a minimum clearing deposit balance of $50,000. As of December 31, 2015 a balance of $49,969 was classified as restricted cash.

e. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

f. **Income Taxes**

The Company is taxed as a partnership for federal and state income tax purposes, and therefore no provision for income taxes has been recognized in the financial statements. Income of the Company is allocated to the members based upon their ownership percentage and reported on their respective individual income tax returns. Interest and penalties would also be shared by the members based on their ownership percentage.

Management has evaluated the tax positions by the Company and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of ASC 740. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for the tax years prior to 2012.

g. **Fair Value of Financial Instruments**

The carrying amount reflected in the statement of financial condition for cash and cash equivalents approximate fair value due to the short maturities of those instruments.

2. COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due from other broker dealers, for commissions and fees earned through December 31, 2015. Amounts received after year end, for services of the prior year were classified as commissions receivable. Amounts classified as commissions receivable were received in the subsequent month, therefore, an allowance for doubtful accounts was not considered necessary.

3. RELATED PARTY TRANSACTIONS

In August of 2004, the Company entered into an *Office and Administrative Services Agreement* with another company with common ownership. Under the terms of this agreement, the Company is provided with office space, furnishings, administrative personnel, and access to the equipment and supplies necessary to operate the business. Office rent and administrative services of $9,793 was charged to operations during the year ended December 31, 2015. The future minimum payments required by the *Office and Administrative Services Agreement* at December 31, 2015 are $9,793 through December 2016.

During 2015, the lone employee of the Company also performed services for Moreton & Company, and affiliate. The Company was reimbursed $34,705 throughout the year for those services.

4. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital is less than the required minimum, as those terms are defined by the rule. At December 31, 2015, the Company's net capital was $502,116 which was $497,116 in excess of the $5,000 minimum required.

5. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

Market Risk

The Company does not invest in securities for its own account and, therefore is not directly subject to market risk.

Credit Risk

Concentrations of credit risk that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

6. CONCENTRATION OF CREDIT RISK

The Company currently maintains its bank accounts at one financial institution. Accounts at an institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2015, the Company had two accounts that together exceed the FDIC insured amount by $203,595.

7. SIGNIFICANT BUSINESS RELATIONSHIPS

As discussed in note 1, the Company's business is principally limited to sharing commissions with two other FINRA member firms for the referral of customers for mutual funds and variable annuity insurance products. Loss or impairment to any of those business relationships may negatively impact the Company's results of operations.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 26, 2016, the date on which the financial statements were available to be issued, and has determined there are no additional subsequent events to be reported.

MORETON CAPITAL MARKETS, LLC

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2015

MORETON BROKERAGE SERVICES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL AND RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION
DECEMBER 31, 2015

Total members' equity	$ 504,618
Deduct: equity not allowable for net capital	--
Total members' equity qualified for net capital	504,618
Liabilities subordinated to claims of general creditors allowable in computation of net capital	--
Total capital and allowable subordinated liabilities	504,618
Total non-allowable assets from the Statement of Financial Condition	(2,502)
Total other deductions	--
Total deductions and/or charges	(2,502)
Net capital before haircuts on securities positions	502,116
Haircuts on securities	--
Net capital per audit	$ 502,116

RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION

Net capital per respondent's unaudited computation	$ 502,116
Net increase in members' equity	--
Net (increase) in non-allowable assets	--
Net capital per audit	$ 502,116

MORETON CAPIAL MARKETS, LLC
SCHEDULE II
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2015

Total Aggregate Indebtedness	$ 1,484
Ratio of aggregate indebtedness to net capital	.00296 : 1

MORETON CAPITAL MARKETS, LLC
SCHEDULE III
EXEMPTIVE PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2015

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A.	$2,500 capital category; as per Rule 15c3-1	________
B.	"Special Account for the Exclusive Benefit of Customers" maintained	X
C.	All customer transactions cleared through another broker-dealer on a fully disclosed basis: Name of clearing firm ____________________.	________
D.	Exempted by order of the Commission	________

EXEMPTION REPORT

Moreton Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(i).

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Jason Williams, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Jason Williams
Managing Member
Moreton Capital Markets, LLC
February 26, 2016



Haynie &
Company

Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of the Firm
Moreton Capital Markets, LLC
Salt Lake City, Utah

We have reviewed management's statements, included in the accompanying Schedule III, in which *(a)* Moreton Capital Markets, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Moreton Capital Markets claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and *(b)* Moreton Capital Markets, LLC stated that Moreton Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Moreton Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moreton Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 26, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*******2969********************MIXED AADC 220
066620 FINRA DEC
MORETON CAPITAL MARKETS LLC
101 S 200 E STE 300
SALT LAKE CITY UT 84111-3107

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 84

B. Less payment made with SIPC-6 filed (**exclude interest**) (43)

7/23/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) _______

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _______

F. Total assessment balance and interest due (or overpayment carried forward) $ 41

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 41

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Moreton Capital Markets LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 25th day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 68,456

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Reimbursed salaries & benefits 34,705

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 34,705

2d. SIPC Net Operating Revenues $ 33,751

2e. General Assessment @ .0025 $ 84

(to page 1, line 2.A.)


Haynie &
Company

Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member of the Firm
Moreton Capital Markets, LLC
Salt Lake City, Utah

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Moreton Capital Markets, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Communicated with management regarding the listed assessment payments in Form SIPC-7, and added a line in the representation letter regarding management's intent to make the payments at the conclusion of the audit.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City
February 26, 2016